Exhibit 99.1

Recent Developments Since June 30, 2023
On September 22, 2023, Innate Pharma announced interim efficacy results from the TELLOMAK Phase 2 study in advanced mycosis fungoides according to updated guidelines at the EORTC Cutaneous Lymphoma Tumour Group Annual Meeting 2023, that was held September 21-23, 2023 in Leiden, the Netherlands. The data provided clinical activity and favorable safety profile of lacutamab, an anti-KIR3DL2 antibody. The data were previously presented at the 17th International Conference on Malignant Lymphoma, in Lugano, Switzerland, in June 2023.
On November 14, 2023, Innate Pharma announced its revenues for the first nine months of 2023 and its cash position as of September 30, 2023. Cash, cash equivalents, short-term investments and financial assets of the Company and its consolidated subsidiaries amounted to €121.9 million as of September 30, 2023. At the same date, financial liabilities amounted to €40.3 million. Revenues for the first nine months of 2023 amounted to €36.5 million (€44.3 million for the same period in 2022). For the nine-month period ended September 30, 2023, revenue from collaboration and licensing agreements mainly results from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda.
In addition, Innate Pharma announced that Dr. Sonia Quaratino, MD, PhD, had been appointed as Executive Vice President and Chief Medical Officer of Innate Pharma, effective October 2023. Dr. Quaratino brings over 25 years of experience in basic research, clinical development, and translational medicine, having worked in academia, global large pharmaceuticals, and biotechs. Recently, Dr. Quaratino was Chief Medical Officer at Georgiamune INC.(USA) and prior to that she was Chief Medical Officer at Kymab (UK), a clinical-stage biopharmaceutical company with a focus on immune-mediated diseases and immuno-oncology, acquired by Sanofi in 2021. Previously, she held roles at Novartis (Switzerland) and Merck Serono (Germany) and was Professor of Immunology in UK at the University of Southampton. Her research has been published in high impact scientific journals.
Innate Pharma also provided an update on pipeline highlights, including:
•In October 2023, the U.S. Food and Drug Administration (“FDA”) placed a partial clinical hold on the lacutamab IND leading to a pause in new patient enrollment to the Company’s ongoing lacutamab trials IPH4102-201 (Phase 2 TELLOMAK) and 102 (Phase 1b PTCL). The partial clinical hold follows one fatal case of hemophagocytic lymphohistiocytosis, a rare hematologic disorder. Patients already on study treatment who are deriving clinical benefit may continue treatment after being reconsented. The Company is currently undertaking efforts to address the FDA requests, which include incorporation of risk mitigation and management strategies for hemophagocytic lymphohistiocytosis in ongoing lacutamab studies.

•TELLOMAK, the ongoing Phase 2 trial of lacutamab in cutaneous T-cell lymphoma, completed enrollment in Q2 2023 (n=170 patients). On December 10, 2023, the Company announced that it presented final results from the Phase 2 TELLOMAK study in Sézary Syndrome at the American Society of Hematology (“ASH”) Annual Meeting in December 2023. As of May 1, 2023, the study’s data cutoff, patients in the Sézary Syndrome cohort (cohort 1, n=56) received a median of five prior systemic therapies, including mogamulizumab, and had a median follow-up of 14.4 months. The data demonstrated that lacutamab showed robust clinical activity and an overall favorable safety profile. The global confirmed objective response rate (“ORR”) was 37.5% (21 out of 56), including two complete responses and 19 partial responses. ORR in the skin was 46.4% (26 out of 56), including five complete responses and 21 partial responses and ORR in the blood was 48.2% (27 out of 56) with 15 CR and 12 PR. Median progression-free survival was 8.0 months (95% confidence interval 4.7-21.2). In patients who achieved a global response, the median duration of response is 12.3 months (95% confidence interval 5.1-NE). The Company plans to share the results with the regulatory authorities. The Company expects final data from the mycosis fungoides cohort in the second half of 2023.
Efficacy results in Sézary Syndrome patients (n=56)
•Following approval of the FDA Investigational New Drug filing with the FDA in July 2023, IPH6501, Innate’s proprietary tumor antigen, CD20, targeted tetra-specific ANKET® (Antibody-based NK Cell Engager Therapeutics), continues toward a targeted Phase 1 clinical trial in 2023.
•The Company had previously announced that, with respect to the Phase 1/2 clinical trial from a joint research collaboration between the Company and Sanofi, evaluating SAR443579 / IPH6101, a trifunctional anti-CD123 NKp46×CD16 Natural Killer (“NK”) Cell Engager (“NKCE”) and ANKET® platform lead asset, in patients with refractory acute myeloid leukemia (“R/R AML”), B-cell acute lymphoblastic leukemia (“B-ALL”) and high-risk myelodysplasia syndrome (“HR-MDS”):
◦Phase 1/2 dose escalation safety and preliminary efficacy of SAR443579 / IPH6101 in R/R AML, B-ALL and HR-MDS were presented during an oral presentation at the American Society for Clinical Oncology (“ASCO”) 2023 Annual Meeting in June 2023. Preliminary data showed SAR443579 / IPH6101 was well tolerated and induced three complete responses in the eight patients at 1 mg/kg as the highest dose.
◦Preclinical data showing the control of acute myeloid leukemia (“AML”) cells by a trifunctional NKp46-CD16a-NK cell engager targeting CD123 were published in Nature Biotechnology in January 2023.

In addition, on December 11, 2023, the Company announced that the updated efficacy and safety results from an open-label, first-in-human, Phase 1/2 dose-escalation study of SAR443579 / IPH6101, were shared in a poster presentation at the ASH Annual Meeting. Abstract details included:
◦The study, run by Sanofi, tests SAR443579 as a monotherapy for the treatment of blood cancers with high unmet needs, including relapsed or R/R AM), B-ALL and HR-MDS. SAR443579 has U.S. Food and Drug Administration (“FDA”) Fast Track Designation for the treatment of acute myeloid leukemia.
◦As of July 5, 2023, 43 patients (42 R/R AML and one HR-MDS) across eight dose levels at 10 – 6000 μg/kg/dose were included. Patients had received a median of 2.0 (1.0 – 10.0) prior lines of treatment with 13 patients (30.2%) reporting prior hematopoiectic stem cell transplantation and 36 patients (83.7%) with prior exposure to venetoclax. In dose levels with a highest dose of 1000 μg/kg QW, 5 out of 15 (33.3%) AML patients achieved a complete remission (“CR”) (4 CRs and 1 CR with incomplete hematological recovery) as of the cut-off date. Data from preliminary pharmacokinetics / pharmacodynamic and in vitro mechanistic analyses studying dose-response relations were also presented. SAR443579 was well tolerated up to doses of 6000 μg/kg QW with observed clinical benefit in patients with R/R AML. The results are consistent with the predicted favorable safety profile.
On December 18, 2023, Innate Pharma announced that Mondher Mahjoubi resigned from his position as Chief Executive Officer (“CEO”) and Chairman of the Executive Board of the Company (the “Executive Board”), effective as of January 1, 2024, in order to pursue a senior level opportunity at a large pharmaceutical company. Hervé Brailly, Innate Pharma’s current Chairman of the Supervisory Board of the Company (the “Supervisory Board”), former CEO and co-founder, has been appointed as interim CEO and Chairman of the Executive Board while a permanent successor to Mr. Mahjoubi is sought. The Company aims to strengthen its Executive Board in 2024. Irina Staatz-Granzer, who has been Vice-Chairwoman of the Supervisory Board for several years, was appointed Chairwoman of the Supervisory Board, replacing Mr. Brailly in this role.
On December 19, 2023, the Company announced that Sanofi exercised its option to license a NKCE program in solid tumors from Innate’s ANKET® platform, pursuant to the Research Collaboration and Licensing Agreement (the “License Agreement”) between the Company and Genzyme Corporation, a wholly owned subsidiary of Sanofi, previously announced on December 22, 2022. Innate will receive a €15 million payment for the exercise of this option. Under the License Agreement, the Company granted Sanofi an exclusive license to the Company’s B7H3 ANKET® program and options for two additional targets. Once the development candidate is selected, Sanofi is responsible for all development, manufacturing and commercialization. Under the terms of the License Agreement, the Company was eligible for an initial payment of €25 million, which it received in March 2023. Sanofi has now exercised the option for one additional ANKET® program and retains the option for one additional target. Under the terms of the License Agreement, Innate Pharma is eligible to up to €1.35 billion total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales (including all amounts received to date under the License Agreement including the €15 million payment described above).